UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

40-24B-2

SALES LITERATURE OF REGISTERED
MANAGEMENT INVESTMENT COMPANY

Investment Company Act file number 811-4923

LONGLEAF PARTNERS FUNDS TRUST
(Exact name of registrant as specified in charter)

c/o Southeastern Asset Management, Inc.
6410 Poplar Avenue; Suite 900
Memphis, TN 38119
(Address of principal executive offices) (Zip code)

Registrant’s Telephone Number, Including Area Code - (901) 761-2474

Kiplinger’s	PERSONAL
FINANCE
INVESTING     »
THE 25 BEST FUNDS
SEVEN NEW NAMES JOIN OUR LIST OF FAVORITES.  »
BY ANDREW TANZER
THESE ARE THE TIMES THAT TRY INVESTORS’ SOULS. THE STOCK
market is cracking. The housing bubble is deflating. Credit markets are frozen and banks are nursing self-inflicted wounds. The economy may have lapsed into recession. Even normally dull corners of the investment world, such as municipal bonds, are jittery. At some point the cycle will turn—it always does—and the future will look brighter. We can’t
05/2008 KIPLINGER’S PERSONAL FINANCE

»  INVESTING // THE KIPLINGER 25
tell you when it will occur. But we can help you meet your long-term financial goals by constructing a well-diversified portfolio of the best mutual funds. To help you build your nest egg, we have surveyed the universe of thousands of funds and selected the best stock and bond funds for our annual Kiplinger 25 list. This year, we include a commodity fund for the first time.
     We consider only funds that do not levy upfront or back-end sales charges (redemption fees that disappear after a month or two are okay). And we prefer funds that charge below-average annual fees. We closely examine fund managers’ track records—the longer, the better—and listen carefully to how they describe their investment strategy and style. We compare their performance with the risk they bear.
     We look for managers who know their stocks intimately, tend toward low turnover (with certain exceptions) and have the discipline to adhere to an investment style through rocky market periods. We favor managers who care about the preservation of your capital, although we are willing to recommend aggressive funds if the returns they have produced are commensurate with the risks they’ve taken. Finally, we give extra credit to managers who talk freely about their investment blunders and the lessons learned.
      Investors have different investment styles, needs and time horizons, too.
• •   LARGE-COMPANY STOCK FUNDS
Even if you’re not overly confident in the stock market’s immediate prospects, this is a good time to open an account with LONGLEAF PARTNERS. The fund has a habit of closing to new investors when its managers think it’s growing too large to invest efficiently. In fact, Longleaf recently reopened after being shut for more than three years. Run by Memphis-based South eastern Asset Management, Longleaf has a long history of doing right by its shareholders. Closing to new investors is one way this is manifest. In addition, SAM employees are required to put all of their stock money in Longleaf funds.
     Performance hasn’t been too bad, either. Under Mason Hawkins and G. Staley Cates, who head a team of nine analyst-managers, Longleaf has returned an annualized 13% over the past 20 years to March 10, an average of two percentage points per year better than Standard & Poor’s 500-stock index. But don’t expect Longleaf’s returns to march in lock step with the index. That’s because Hawkins and his team adhere to strict value-investing principles and pay no attention to sector weightings.
     When evaluating potential investments, Longleaf’s managers focus mainly on three issues. First, they seek good businesses, by which they mean companies that are insulated from competition, generate strong free cash flow (the money left after making the capital outlays needed to build or maintain the business) and have plenty of growth opportunities. Next, they seek quality executive teams, preferably owner-operators and certainly managers with capital-allocation skills to maximize the use of that abundant free cash flow. Finally, the price must be right. The fund buys a stock if it is selling for 60% or less of Longleaf’s calculation of the company’s intrinsic value. Once the managers buy, they hold stocks for an average of five years.
     As you might expect, the portfolio is eclectic. The largest holding at last report was Dell, the personal-computer maker. The moat protecting Dell is its low costs and its unmatched direct-to-customer sales. The company generates huge amounts of free cash. In addition, founder and chief executive Michael Dell is a large shareholder and, in Longleaf’s estimation, knows how to invest company cash. •
KIPLINGER’S PERSONAL FINANCE 05/2008

By the Numbers
KEY INFORMATION
ABOUT THE KIPLINGER 25
The raw returns are just a starting point in our assessment of the Kiplinger 25. We also look at how funds perform against their peers, annual fees, their managers’ records and whether their results justify the risks that they take.

		Total return*				Exp.	Toll-free
Fund	Symbol	1yr.	3 yrs.	5 yrs.	10 yrs.	ratio	number
Large-Company Stock Funds
Dodge & Cox Stock	DODGX	-11.4%	3.8%	14.2%	9.4%	0.52%	800-621-3979
Longleaf Partners	LLPFX	-12.6	2.7	11.2	7.6	0.90	800-445-9469
Marsico 21st Century	MXXIX	1.3	9.4	19.8	—	1.31	888-860-8686
T. Rowe Price Equity Income	PRFDX	-6.7	4.1	12.5	6.0	0.69	800-225-5132
T. Rowe Price Growth Stock	PRGFX	-3.2	5.5	12.0	5.2	0.70	800-225-5132
Selected American Shares S	SLASX	-4.9	4.8	13.1	6.5	0.90	800-243-1575
Vanguard Primecap Core	VPCCX	-1.8	6.3	—	—	0.55	800-6354511
Small- and Midsize-Company Stock Funds
Baron Small Cap	BSCFX	-6.4%	3.5%	15.1%	9.3%	1.31%	800-442-3814
FBR Focus	FBRVX	-13.3	4.9	17.6	11.6	1.40	888-888-0025
Vanguard Selected Value	VASVX	-13.3	3.2	15.4	6.1	0.40	800-635-1511
Overseas Funds
Dodge & Cox Intl Stock	DODFX	-2.3%	11.5%	27.1%	—	0.66%	800-621-3979
Julius Baer Intl Equity II A	JETAX	5.7	—	—	—	1.29	800-387-6977
T. Rowe Price Emg Mkts Stock	PRMSX	35.4	28.6	37.2	14.9%	1.20	800-225-5132
Global Fund
Marsico Global	MGLBX	—	—	—	—	0.75%	88-860-8686
Go-Any where Funds
Bridgeway Aggr investors 2	BRAIX	9.9%	9.1%	20.6%	—	1.22%	800-661-3550
CGM Focus	CGMFX	65.6	29.0	39.5	24.2%	1.02	800-598-0778
Fairholme Fund	FAIRX	8.3	12.1	19.5	—	1.00	866-202-2263
Kinetics Paradigm	WWNPX	3.4	13.8	22.9	—	1.63	800-930-3828
Legg Mason Opportunity	LMOPX	-19.6	1.3	14.5	—	1.91	800-822-5544
Commodity Fund
Pimco CommodityRealRet Start D	PCRDX	45.9%	17.0%	17.4%	—	1.24%	800-426-0107
Bond Funds
Dodge & Cox Income	DODIX	3.3%	3.9%	4.1%	5.9%	0.44%	800-621-3979
Fidelity Intermed Municipal Inc	FLTMX	3.7	3.6	3.7	4.8	0.34	877-208-0098
Harbor Bond Institutional	HABDX	8.6	5.6	5.0	6.7	0.56	800-422-1050
Loomis Sayles Bond	LSBRX	4.9	6.9	10.6	8.6	0.97	800-633-3330
Vanguard Infl-Protected Secs	VIPSX	15.4	6.6	6.3	—	0.20	800-635-1511
Indexes
S&P 500-STOCK INDEX		-5.3%	3.8%	11.3%	3.7%
RUSSELL 2000 INDEX		-13.9	2.1	14.6	4.9
MSCI EAFE INDEX		-0.4	11.8	18.3	21.6
MERRILL LYNCH US BROAD MARKET INDEX		6.0	4.8	4.3	6.0
DOW JONES—AIG COMMODITY INDEX		32.3	15.4	15.1	11.3
To March 10. *Annualized for three, five and ten years. — Not available, source: © 2008 Morningstar Inc.
Returns are at close of business Friday March 7. Closing figures carry through to pre-trading hours Monday, March 10.
(#16512) Excerpted and adapted with permission from the May 2008 issue of Kiplinger’s Personal Finance.
© 2008 The Kiplinger Washington Editors Inc.
For more information about reprints from Kiplinger’s Personal Finance, contact PARS International Corp. at 212-221-9595.

This material should be preceded or accompanied by a Prospectus. Average annual total returns for the Longleaf Partners Fund and its benchmark for the one, five and ten year periods ended March 31, 2008 are as follows: Longleaf Partners Fund, (13.20)%, 10.29%, and 7.31%; S&P 500 Index,(5.08)%, 11.31% and 3.50%. Fund returns and those of these unmanaged and unhedged indices include reinvested dividends and distributions, but do not reflect the deduction of taxes. The Fund may use currency hedging as an investment strategy. This practice will impact the Fund’s relative performance versus a similar unhedged portfolio. Generally the relative returns of hedged positions improve when the dollar strengthens and decline when the dollar weakens. Current performance may be lower or higher than the performance quoted herein. Past performance does not guarantee future results, fund prices fluctuate, and the value of an investment at redemption may be worth more or less than the purchase price. Please call 1-800-445-9469 or view Longleaf’s website (www.longleafpartners.com) for more current performance information, or for a current copy of the Prospectus, which should be read carefully before investing to learn about the investment objectives, risks, charges and expenses of the Longleaf Partners Fund. Discussion of particular investments should not be viewed as a recommendation to buy or sell any security.